UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2009

Commission File Number: 1-13546

__________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 29, 2009, announcing 2009 first quarter revenues and earnings.

PR No.  C2602C

STMicroelectronics Reports 2009 First Quarter
Financial Results
•     Revenues of $1,660 million, in-line with plans
•     Gross margin of 26.3% negatively impacted by fab underloading
•     Inventory reduced by $184 million
•     Net financial position(*) increased to approximately $250 million net cash

Geneva, April 29, 2009 - STMicroelectronics (NYSE: STM) reported financial results for the 2009 first quarter ended March 28, 2009.

First Quarter 2009 Summary Financial Highlights (a)

In Million US$ and %	Q1 2009	Q4 2008	Q1 2008
Net Revenues	1,660	2,276	2,478
Gross Margin	26.3%	36.1%	36.3%
Net Income (Loss) per share	(0.62)	(0.42)	(0.09)
Adjusted Earnings per share excluding impairment, restructuring and other-than-temporary-impairment charges and purchase accounting adjustments(*)	(0.31)	(0.06)	0.13

(a)The first quarter 2009 financial review includes ST-Ericsson for the months of February and March 2009, ST-NXP Wireless in Q4 2008 and the month of January 2009, and FMG in Q1 2008, except where noted.
(*) Net financial position and adjusted earnings per share are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for a reconciliation to U.S. GAAP.

President and CEO Carlo Bozotti commented, “The market environment during the first quarter was difficult, although our revenues and gross margin generally tracked to the plans we had at the beginning of the quarter.

ST’s position in the wireless core business has improved significantly as a result of the completion of the wireless joint venture with Ericsson in early February. This action is a key milestone in reshaping ST’s product portfolio and ST-Ericsson is now moving aggressively towards sustainable profitability.

Our overall operational performance in the first quarter was focused on mitigating the impact of market conditions on cash flow. We reduced our inventory levels by $184 million and we will continue to focus on inventory reduction.

Finally, ST has returned to a net cash position from a net debt position. Our actions to improve our financial flexibility continue to support our business strategy.”

Revenue and Gross Margin Review

ST’s 2009 first quarter net revenues of $1,660 million included $1,615 million from ST and $45 million from Ericsson Mobile Platforms (EMP), reflecting two months of operations of ST-Ericsson. Net revenues decreased 33.0% year-over-year driven by significant weakness across most geographies and market segments.

From Q1 2009, market segments have been adjusted to reflect direct sales by ST to Original Equipment Manufacturers and separate sell-in billing to Distribution. Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution. The following table provides a breakdown of revenues by market segment and channel:

Net Revenues By Market Segment / Channel (In %)	Q1 2009	Q4 2008	Q1 2008 ex FMG

Market Segment / Channel:
Automotive	12%	12%	15%
Computer	11%	11%	12%
Consumer	14%	14%	14%
Industrial & Other	8%	9%	8%
Telecom (a)	43%	35%	32%
Total OEM	88%	81%	81%
Distribution	12%	19%	19%
(a) Telecom net revenues include revenues from  the wireless ICs and platforms business through ST-Ericsson, from standard products for the wireless business and from  products for the telecom infrastructure business.

All market segments posted year-over-year declines reflecting the global economic slowdown. In comparison to the year-ago quarter, Automotive in the first quarter of 2009 declined 47%, Computer by 42%, Industrial by 41%, Consumer by 34% and Telecom by 9%. On a sequential basis, Industrial in the first quarter of 2009 decreased by 33%, Computer by 31%, Consumer by 29%, Automotive by 27% and Telecom by 11%. First quarter 2009 Distribution decreased sequentially by 52% and by 56% year-over-year and in both periods of comparison reflects weak industry conditions and reduction in inventory.

Gross margin in the first quarter of 2009 was 26.3%. Excluding the former Ericsson Mobile Platforms business, gross margin in the first quarter of 2009 was in-line with the Company’s internal plan of mid to high 20s as a percentage of sales entering the quarter. As expected, unused capacity charges negatively impacted gross margin by over 8 percentage points. In the fourth quarter of 2008, gross margin was 36.1% as reported or, on an adjusted basis, 37.5% excluding inventory step-up purchase accounting adjustments related to the former NXP Wireless business(*). In the first quarter 2008, gross margin was 36.3%. Lower manufacturing efficiencies, volumes and price more than offset the improved contribution of product mix both sequentially and in comparison to the year-ago quarter.

(*)  Adjusted gross margin is a non-U.S. GAAP measure. For additional information please refer to Attachment A.

Operating Results Review

In the 2009 first quarter, combined SG&A and R&D expenses of $837 million compared to $876 million in the prior quarter and $813 million in the year-ago period. First quarter 2009 operating expenses included the impact of the wireless transactions, including $23 million in recurring amortization charges. In comparison to the year-ago quarter, excluding FMG, the wireless additions were partially offset by favorable currency effects and cost reduction efforts.

SG&A expenses totaled $280 million in the first quarter of 2009, compared to $304 million in the prior quarter and $304 million in the year-ago period. R&D expenses in the first quarter 2009 totaled

$557 million, compared to $572 million, in the prior quarter and $509 million, including one-time, in-process R&D charges of $21 million, in the year-ago period.

Significantly benefiting from the signature of the framework agreement of the 2008-2012 French R&D Program, Other Income and Expenses registered income of $63 million in the first quarter of 2009.

The Wireless Product Segment (WPS) has been adjusted to reflect the consolidation of the ST-Ericsson joint venture. WPS is now Wireless and includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenue and operating results starting in the beginning of February 2009 and the results of ST-NXP Wireless’ business in January as well as other margin related to the wireless business.

Given the unusually high amount of unused capacity charges, the charges are reflected in the segment “Others” in the first quarter of 2009 and prior quarters have been restated accordingly.

Operating Segment (In Million US$ and %)	Q12009 Net Revenues	Q1 2009 Operating Income (Loss)	Q4 2008 Net Revenues	Q4 2008 Operating Income (Loss)	Q1 2008 Net Revenues	Q1 2008 Operating Income (Loss) ex FMG

ACCI	627	(35)	899	18	1,045	25
IMS	499	12	791	101	772	95
Wireless (a)(b)	518	(107)	575	(77)	348	(10)
Others (c)(d)	16	(263)	11	(181)	14	(214)
(a) Net revenues of “Wireless” in the first quarter of 2009 includes revenues from ST-NXP Wireless’ business in January and the sales of the ST-Ericsson joint venture starting in the beginning of February 2009.
(b) Operating income (loss) of “Wireless” includes the operating results from ST-NXP Wireless’ business in January, the operating results of the ST-Ericsson joint venture starting in the beginning of February 2009 and other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” include revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired in-process R&D and other purchase accounting impacts, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. The first quarter 2009 “Others” includes $139 million of unused capacity charges and $56 million of impairment and restructuring charges.

ACCI’s (Automotive/Consumer/Computer/Telecom Infrastructure Product Groups) net revenues declined 40% year-over-year to $627 million. On a sequential basis, ACCI’s net revenues decreased 30.2%. ACCI’s operating results posted a loss of $35 million, compared to income of $17 million in the year-ago period due to lower sales volume and prices, offset in part by mix improvements.

IMS’ (Industrial and Multisegment Product Sector) net revenues decreased 35.5% year-over-year to $499 million, reflecting a general decline in multisegment market conditions. MEMS was a particular bright spot. First quarter IMS sales comprised $322 million of ICs which decreased 32.8% year-over-year and $177 million of discrete products which decreased 39.7% year-over-year. On a sequential basis, IMS’ net revenues decreased 37.0%. IMS operating profit was $12 million, compared to $90 million in the year-ago quarter reflecting decreases in both volumes and prices offset in part by mix improvements.

Wireless net revenues increased 49.1% year-over year to $518 million but decreased sequentially by 9.9%. For the first quarter of 2009, Wireless net revenues results reflected two months of operations of the ST-Ericsson joint venture. Net sales reflected the economic downturn that led to weaker consumer demand especially in Europe, mainly in the feature phones segment, reinforced by overall inventory reduction in the handset supply chain.

Wireless operating losses in the first quarter were $107 million as a consequence of both the low level of sales and of price pressure on margins, partially offset by already planned reductions in operating expenses related to the cost synergies program previously announced by ST-NXP Wireless in November 2008. Noncontrolling interests of $54 million, mainly related to the ST-Ericsson joint venture, are posted below operating loss as an income in the Company’s Consolidated Income Statement.

ST-Ericsson announced today that a restructuring plan is being launched for immediate execution and is due to be completed by the second quarter of 2010. This plan is incremental to the $250 million cost synergies program announced by ST-NXP Wireless in November 2008. Annualized savings of the new restructuring plan are expected to be approximately $230 million upon completion. Restructuring costs are estimated in the range of $70 - 90 million, of which the majority is expected to be recorded during the second quarter of 2009. The main assumptions of the restructuring plan are: a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization; a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger, lower sales volumes and limited visibility on the timing of market recovery.

For additional information on ST-Ericsson, see www.stericsson.com

First quarter 2009 restructuring and impairment charges totaled $56 million and were mainly related to the phase-out of wafer manufacturing operations in Carrollton, Texas and assembly operations in Ain Sebaa, Morocco and the Company’s recently committed cost savings initiatives.

Following the prior announcements of impairment recognition in certain asset-backed securities, in the 2009 first quarter an updated accounting valuation resulted in a further $58 million of pre-tax other-than-temporary impairment charges of certain financial assets. The Company is currently seeking confirmation from the United States District Court for the Southern District of New York of an arbitration award dated February 12, 2009 rendered by The Financial Industry Regulatory Authority (FINRA). This award orders Credit Suisse Securities (USA) LLC to pay the Company an amount of approximately $406 million plus interest against the transfer to Credit Suisse Securities (USA) LLC by the Company of its entire portfolio of asset-backed securities. At collection, ST will transfer ownership of its portfolio of unauthorized “auction rate securities” with Credit Suisse, and should be able to record a pre-tax gain of over $220 million to reverse impairment losses accrued in the Company’s income statements of prior periods.

In the first quarter of 2009, ST registered a non-cash loss on equity investments of $232 million primarily related to Numonyx including $200 million of impairment on Numonyx equity investment to reflect further deteriorated conditions in the memory industry as well as ST’s $29 million share of equity loss on Numonyx's Q4 2008 results. As of March 28, 2009, Numonyx held approximately $440 million in cash on its balance sheet.

For the 2009 first quarter ST reported a net loss of $541 million, or -$0.62 per share, compared to a net loss of $366 million and $84 million in the prior quarter and year-ago period, respectively. On an adjusted basis, ST reported a net loss excluding impairment, restructuring and OTTI charges of $267 million, or -$0.31 per share(*).

For the 2009 first quarter, the effective average exchange rate for the Company was approximately $1.33 to €1.00 compared to $1.40 to €1.00 for the 2008 fourth quarter and $1.47 to €1.00 for the 2008 first quarter.

(*) Adjusted earnings per share is a non-U.S. GAAP measure. For additional information please refer to Attachment A..

Mr. Bozotti commented, “We made solid progress on reducing our costs through the realignment of manufacturing operations and streamlining of expenses. In the first quarter, we discontinued manufacturing operations at our Ain Sebaa assembly plant in Morocco and in mid-April we closed our Carrollton, Texas wafer fab. Overall, in the first quarter of 2009 we reduced headcount by 3,200, excluding the wireless transaction. I believe these actions and others demonstrate that we are well aligned with our goal to reduce costs by over $700 million in 2009 compared to the Company’s 2008 fourth quarter annualized base. Also, ST-Ericsson just announced an additional restructuring program which is expected to contribute to the joint venture approximately $230 million in annualized cost savings at completion by the second quarter of 2010.”

Cash Flow and Balance Sheet Highlights

First quarter 2009 cash flow data are estimated following a delayed calendar for the final closing of the cash flow statement due to the purchase accounting of acquisitions.

Net operating cash flow(*) is estimated at -$136 million for the first quarter 2009, before the cash flow movements related to M&A transactions that resulted into a net cash flow of $608 million for the Company plus $400 million for the consolidated ST-Ericsson joint venture. Net operating cash flow was $154 million in the prior quarter, and $49 million, or $219 million excluding M&A transactions, in the year-ago quarter.

Capital expenditures were $92 million during the first quarter of 2009, compared to $206 million in the prior quarter and $258 million in the year-ago quarter.

Inventory was $1.66 billion at quarter end, down from $1.84 billion at December 31, 2008. The decrease in the inventory was attributable to sharply reduced fab loadings.The Company expects to continue to reduce inventory and manage a low level of fab loadings in the second quarter of 2009.

At March 28, 2009, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.9 billion. Excluding cash of $358 million related to ST-Ericsson and a $250 million deposit as collateral for the Company’s Hynix-Numonyx loan and $184 million of non-current securities the Company’s liquidity totals $2.1 billion. Total debt was $2.65 billion. ST’s net financial position(*) was net cash of $254 million from a net debt of $545 million as of December 31, 2008. Total equity was $8.95 billion, including noncontrolling interest of $1.39 billion.

(*) Net financial position is a non-U.S. GAAP measure. For additional information please refer to Attachment A.

Business Outlook

Mr. Bozotti stated, “It is clear that the global economic environment deteriorated further during the first quarter of 2009. While we have recently begun to see some indicators of improvement in booking activity and visibility, we believe it is still too early to determine how sustainable these signs are across all applications and geographies.

“We remain focused on advancing our key priorities for 2009, as we execute on our ongoing product development, marketing, productivity and cost savings programs.”

Current uncertainty in the global financial markets, economic recession in the world’s major economies, seasonality, and the effect on demand for semiconductor products in the key application markets and from key customers served by our products makes it extremely difficult to accurately forecast product demand and other related matters. Consequently, this quarter the Company will only provide approximate revenue and gross margin internal planning targets with respect to the second quarter of 2009. The Company is currently planning for revenues in the second quarter 2009 to be in the range of $1.73 billion to $1.93 billion. As ST continues its efforts to reduce inventory levels during this timeframe, fab loading will run at levels of about 50%, driving gross margin to an extraordinary low level which the Company is planning for internal purposes to be in the mid 20s, as a percentage of sales. Gross margin is subject to changes in demand levels and pricing that could impact fab loading, inventory write-offs, mix and unit costs, and combined with currency fluctuations could potentially create additional margin variability.

Key Information on Consolidation / Deconsolidation

ST completed the deconsolidation of its Flash Memory Group (FMG) segment and took an equity interest in Numonyx on March 30, 2008, which is reported under the equity method of valuation with an anticipated one quarter lag in reporting.

ST-NXP Wireless, a joint venture initially owned 80% by ST, began operations on August 2, 2008 and was fully consolidated into ST’s operating results. On February 1, 2009 and prior to the closing of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson, ST exercised its option to buyout NXP’s 20% ownership stake of ST-NXP Wireless.

ST-Ericsson, a joint venture owned 50% by ST, began operations on February 2, 2009 and is consolidated into ST’s operating results as of that date. ST-Ericsson will be led by a development and marketing company. This company will be consolidated by ST. A separate platform design company will provide platform designs mostly to the development and marketing company and ST will account for it using the equity method.

Recent Corporate Developments

On April 16, ST announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 20, 2009.  The main resolutions, proposed by the Supervisory Board, include:
•	Approval of the Company's 2008 accounts reported in accordance with International Financial Reporting Standards (IFRS);
•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Mr. Didier Lamouche; and
•
The distribution of a cash dividend of US$0.12 per share, to be paid in four equal quarterly installments in May, August and November 2009 and February 2010 to shareholders of record in the month of each quarterly payment. If approved, for the first installment, the Company's common shares will trade ex-dividend on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), on Monday, May 25, 2009, and the payment date will be Thursday, May 28, 2009.  For holders of shares listed on the New York Stock Exchange, shares will trade ex-dividend on Friday, May 22, 2009, the record date will be Wednesday, May 27, 2009, and the payment date will be on or after Tuesday, June 2, 2009.  Transfers between New York and European (Dutch) registered shares will be closed from the end of business in Europe on Friday, May 22, 2009, until the open of business in New York on Thursday, May 28, 2009.

On March 30, ST announced the completion of a $500 million medium-term committed credit-facilities program as part of its ongoing efforts to improve liquidity and enhance financial flexibility.

At the end of March, the French Ministry of Economy, Industry and Employment and ST signed the framework agreement of the “Nano2012” Research and Development program which confirmed ST as the Coordinator and Project Leader and allocated to the Company Euro 340 million (about $450 million USD) in grants for the period 2008-2012.

On February 12, 2009, an arbitration panel of the Financial Industry Regulatory Authority (FINRA) awarded ST, in its dispute with Credit Suisse Securities (USA) LLC, an amount of approximately $406 million comprising compensatory damages, as well as interest, attorney's fees, and consequential damages, against the transfer by ST to Credit Suisse Securities (USA) LLC of its entire portfolio of asset-backed securities. In addition, ST is entitled to retain the approximately $25 million interest amount which had already been paid on the portfolio. The securities, with a par value of $415 million, are at the end of the first quarter of 2009 carried on the books as non-current financial assets at a value of $184 million, as the result of various impairment charges recorded against income. ST is currently seeking enforcement of the FINRA arbitration award in the United States District Court for the Southern District of New York.

On February 3, STMicroelectronics and Ericsson announced the closing of their agreement merging Ericsson Mobile Platforms and ST-NXP Wireless into a 50/50 joint venture. The transaction was completed on the terms originally announced on August 20, 2008. The JV begins as a major supplier to four of the industry’s top five handset manufacturers, who together represent about 80 percent of global handset shipments, as well as to other industry leaders. Ericsson contributed $1.1 billion net to the joint venture, out of which $0.7 billion was paid to ST. Prior to the closing of the transaction, ST exercised its option to buyout NXP’s 20 percent ownership stake of ST-NXP Wireless for a price of $92 million.

Q1 2009 Products, Technology and Design Wins

Automotive, Consumer, Computer and Telecom Infrastructure (ACCI)
Product Highlights

•
In automotive powertrain and safety applications, ST expanded its market share for 32-bit microcontrollers (MCUs) based on the PowerPC architecture with significant design wins for next-generation products, including: an airbag platform from a major European player for use by car makers in Europe and the US; an airbag platform from a tier-one Japanese customer targeting the mid- to low-end market in China; and an ABS platform from another Japanese tier-one OEM. In addition, ST is also to supply smart power products for these design wins.

•
In car-body applications, ST gained an important design win from a major Korean OEM for a smart junction-box application for devices including application-specific automotive ICs, 8-bit STM8A MCUs and VIPower™ chips. ST also gained a design win for a new generation of actuator ICs for controlling door locks, electric windows and mirrors, from a leading European car maker, in addition to multiple wins for its STM8A MCU in various applications in many new car platforms.

•
In car radios and multimedia, ST’s next-generation digital audio and connectivity processor has been selected by two major European car radio makers for their Model Year 2012 platforms. Additionally, ST’s GPS technology was selected by a major system maker for telematics applications in South America. ST also received orders for its Cartesio automotive application processor from a major European OEM for a telematics box to be used by a European car maker.

•
In consumer applications, ST introduced two single-chip set-top-box (STB) ICs, the STi5197 for cable STBs and STi5189 for satellite STBs. The chips enable efficient development and fast time-to-market for products such as basic zappers, interactive and Digital Video Recorder (DVR) capable STBs, and hybrid STBs. ST also announced its energy-saving STB architecture, which has already been implemented in several of the company’s leading-edge STB decoders.

•
Additionally, ST also received two important product certifications: the STV0498 STB IC has been certified by CableLabs Europe, allowing deployment in interactive STBs for cable TV networks; and ST gained an industry first with certification for the latest revision of the DisplayPort Compliance standard for two products, including the recently announced STDP3100 DisplayPort-to-VGA converter.

•	In consumer audio, ST began shipments of three new Sound Terminal products embedding ST’s proprietary FFX digital amplification technology to world-leading makers of home audio systems and LCD TVs.

•
In imaging, ST introduced the market’s first quarter-inch optical-format, 3-megapixel sensors with Extended-Depth-of-Field (EDoF) capabilities. Enabling camera modules as small as 6.5 x 6.5mm, the sensors combine high-quality images with size and cost benefits, offering an alternative to auto-focus camera solutions.

•
In computer peripherals, ST gained a design win for a next-generation motor controller IC, using the company’s proprietary BCD process, from a leading hard-disk-drive maker for enterprise applications.

•	In communications infrastructure applications, ST gained a design win for ASICs that will be used by a world-leading manufacturer in its enterprise-switching networking products.

Industrial and Multi-Segment (IMS) Product Highlights

•
In 32-bit microcontrollers, ST added another new line to its breakthrough 32-bit STM32 ARM Cortex-M3 based MCU family. The STM32 Connectivity Line offers high-performance variants with Ethernet, CAN and full-speed USB On-The-Go interfaces. ST also introduced the STM32 Primer2 prototyping tool, which adds a rich range of features for embedded design.

•
In 8-bit MCUs, ST announced the general availability of the robust and reliable STM8S105 and STM8S207 for industrial and consumer applications. Additionally, ST unveiled its open-source capacitive touch-sensing software library for its 8-bit STM8 MCU platform to enable easy implementation of touch-sensitive controls.

•
In MEMS (Micro Electro-Mechanical Systems), ST announced that its 3-axis accelerometer technology is providing motion-sensing functions in Openmoko’s Neo Freerunner Linux-based mobile open platform. Also, ST expanded its portfolio of ultra-compact high-performance MEMS sensors with a 3-axis accelerometer, with absolute analog output, which is ideal for motion-sensing applications in space- and cost-constrained battery-operated devices. ST also gained design wins for its motion-sensing technology from a major US laptop maker and in many consumer and communications applications from customers in China and Taiwan.

•
In power discretes, ST announced a performance breakthrough for power MOSFETs by achieving the best on-resistance per die area with its MDmesh™ V technology. ST also introduced a series of 30V power transistors, based on its STripFET™ VI DeepGATE™ process, achieving an increase in energy efficiency in applications such as computers and telecom and networking equipment. ST also gained numerous power MOSFET design wins, largely in LCD TV applications, in particular from a major Korean TV maker, but also with leading automotive and computer customers.

•
In protection devices, ST introduced various innovative ultra-low-capacitance ESD (electro-static discharge) protection and signal-booster devices dedicated to HDMI transmitters, mobile phones, digital cameras and PVRs (Personal Video Recorders). In the power management area, ST gained market success with avalanche-rated Power Schottky devices for adapters and desktop power supplies. And in power conversion, ST gained design wins for voltage regulator and power-controller devices in computer and industrial-lighting applications.

•
In advanced analog, ST gained design wins in temperature sensors and smart reset ICs and also sampled clock-distribution ICs to numerous world-leading mobile phone makers. In analog linear ICs, ST launched new devices including: a two-channel 2.8W class-D stereo audio amplifier IC featuring 3D effects to improve sound in portable equipment; a new broadband signal amplifier IC for multimedia networking applications; and a single-chip video filter/buffer for consumer products. ST also achieved multiple design wins for linear devices with world-leading consumer and mobile phone makers.

Technology Highlights

•
ST entered into a strategic cooperation with Paratek to supply radio-frequency (RF) tunable products for mobile phones using STs’ IPAD (Integrated Passives and Active Devices) technology. The two companies will advance the next generation of Paratek’s ParaScan materials technology for high-volume manufacturing, and will develop RF tunable products to improve ‘total radiated power’ for mobile phones, leading to longer battery life and fewer dropped calls.

ST-Ericsson Highlights

•	On February 12, 2009, ST-Ericsson was formally launched revealing its name, management team and positioning.

•
In February, the company announced its cooperation with Nokia to provide a next-generation smart phone platform for Symbian Foundation, with a reference platform based on ST-Ericsson’s U8500 single chip.

•	Also in February the company announced its collaboration with ARM to demonstrate the world’s first Symmetric Multi Processing mobile platform technology running on Symbian OS.

•
In March, the company launched fully integrated single-chip solutions for feature-rich, low-cost handsets. ST-Ericsson’s 4910 and 4908 EDGE platforms combine the industry’s highest level of integration and cost-efficiency, with both digital and analog basebands, RF transceiver and power management unit (PMU) in a single chip.

•
A next-generation mobile audio digital-to-analog converter (DAC) for the mobile music market was also launched. ST-Ericsson’s STw5211 further extends the company’s wide portfolio of audio solutions with enhanced performance.

All of STMicroelectronics’ press releases (including all releases in Q1) are available at www.st.com/stonline/press/news/latest.htm. All of ST-Ericsson’s press releases (including all releases in Q1) are available at http://www.stericsson.com/press/press_releases.jsp

DeepGATE, MDmesh, STripFET and VIPower are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted gross  profit (margin) or operating income, adjusted net earnings/loss per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in  isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Effect of the current economic downturn on  demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and  make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs particularly at a time of decreasing demand for our products as well as  the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
our ability to successfully integrate the acquisitions we pursue, in particular the merger of ST-NXP Wireless with Ericsson Mobile Platforms (“EMP”) to form ST-Ericsson in the current difficult economic environment;

•
we hold significant non-marketable equity investments in Numonyx , our joint venture in the flash memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debts. Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars as well as our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities ,economic turmoil  as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors.” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, including our Form 20-F, could have a material adverse effect on our business and/or financial condition.

STMicroelectronics Conference Call  and Webcast Information
The management of STMicroelectronics will conduct a conference call and webcast on April 30, 2009 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the first quarter of 2009.

The conference call and webcast will be available via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until May 8, 2009.

ST-Ericsson Conference Call and Webcast Information
The management of ST-Ericsson will conduct a conference call on April 30, 2009 at 7:00 a.m. U.S. Eastern Time / 1:00 p.m. CET to discuss the Company’s performance for the first quarter of 2009.

Access to the audio webcast of the Conference Call will be available via the Internet by accessing the following web address: http://www.stericsson.com/investors/investors.jsp

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

 (tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

Attachment A
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted gross profit (margin) or operating income is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted gross profit (margin)  or operating income exclude impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges) and related tax effects.

Adjusted earnings per share is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges), other-than-temporary impairment (OTTI) charge on financial assets, and impairment related to equity investments, net of the relevant tax impact.

(more)

(Attachment A – continued)

Q1 2009	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	437	(393)	(541)	(0.62)
Impairment & Restructuring		56	56
Other-Than-Temporary-Impairment			58
Numonyx Impairment			200
Estimated Income Tax Effect			(40)
Non-U.S GAAP	437	(337)	(267)	(0.31)

Q4 2008	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	822	(139)	(366)	(0.42)
NXP Wireless Inventory Step-Up	31	31	31
Impairment & Restructuring		91	91
Other-Than-Temporary-Impairment			55
Numonyx Impairment			180
Estimated Income Tax Effect			(48)
Non-U.S GAAP	853	(17)	(57)	(0.06)

Q1 2008	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	899	(88)	(84)	(0.09)
Genesis In-Process R&D		21	21
Impairment & Restructuring		183	183
Other-Than-Temporary-Impairment			29
Estimated Income Tax Effect			(33)
Non-U.S GAAP	899	116	116	0.13

(more)

(Attachment A – continued)

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. First quarter 2009 cash flow data are not provided below, following a delayed calendar for the final closing of the cash flow statement due to the purchase accounting of acquisitions.

Net Operating Cash Flow (US$ and in millions)	Q4 2008	Q1 2008
Net cash from operating activities	390	502
Net cash used in investing activities	-172	-453
Proceeds from sale of marketable securities	-64	0
Net operating cash flow	154	49
Net operating cash flow (ex M&A)	161	219

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (US$ and in millions)	Q1 2009	Q4 2008	Q1 2008
Cash and cash equivalents	1,480	1,009	2,060
Marketable securities, current	988	651	1,060
Restricted cash	250	250	250
Marketable securities, non-current	184	242	339
Total cash position	2,902	2,152	3,709
Bank overdrafts	-3	-20	0
Current portion of long-term debt	-159	-123	-300
Long-term debt	-2,486	-2,554	-2,324
Total financial debt	-2,648	-2,697	-2,624
Net financial position	254	-545	1,085

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 28,	March 30,
	2009	2008

Net sales	1,657	2,461
Other revenues	3	17
NET REVENUES	1,660	2,478
Cost of sales	-1,223	-1,579
GROSS PROFIT	437	899
Selling, general and administrative	-280	-304
Research and development	-557	-509
Other income and expenses, net	63	9
Impairment, restructuring charges and other related closure costs	-56	-183
Total Operating Expenses	-830	-987
OPERATING LOSS	-393	-88
Oher-than-temporary impairment charge on financial assets	-58	-29
Interest income, net	1	20
Earnings (loss) on equity investments	-232	0
Loss on sale of financial assets	-8	0
LOSS BEFORE INCOME TAXES	-690	-97
AND NONCONTROLLING INTEREST
Income tax benefit	95	14
LOSS BEFORE NONCONTROLLING INTEREST	-595	-83
Net loss (income) attributable to noncontrolling interest	54	-1
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	-541	-84

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	-0.62	-0.09
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	-0.62	-0.09

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	874.3	899.8
DILUTED LOSS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 28,	December 31,	March 30,
In million of U.S. dollars	2009	2008	2008
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,480	1,009	2,060
Marketable securities	988	651	1,060
Trade accounts receivable, net	1,101	1,064	1,546
Inventories, net	1,656	1,840	1,539
Deferred tax assets	248	252	230
Receivables for transactions performed on behalf, net	11	0	0
Other receivables and assets	885	685	626
Total current assets	6,369	5,501	7,061

Goodwill	1,138	958	314
Other intangible assets, net	894	863	317
Property, plant and equipment, net	4,341	4,739	5,391
Long-term deferred tax assets	319	373	270
Equity investments	380	510	1,035
Restricted cash	250	250	250
Non-current marketable securities	184	242	339
Other investments and other non-current assets	333	477	357
	7,839	8,412	8,273
Total assets	14,208	13,913	15,334

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	3	20	0
Current portion of long-term debt	159	123	300
Trade accounts payable	707	847	1,114
Other payables and accrued liabilities	1,054	996	912
Dividends payable to shareholders	0	79	0
Deferred tax liabilities	30	28	13
Accrued income tax	121	125	139
Total current liabilities	2,074	2,218	2,478

Long-term debt	2,486	2,554	2,324
Reserve for pension and termination indemnities	313	332	302
Long-term deferred tax liabilities	26	27	32
Other non-current liabilities	355	350	306
	3,180	3,263	2,964
Total liabilities	5,254	5,481	5,442
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 874,327,774 shares outstanding)
Capital surplus	2,455	2,324	2,131
Accumulated result	3,521	4,064	5,190
Accumulated other comprehensive income	915	1,094	1,635
Treasury stock	-480	-482	-274
Total parent company shareholders' equity	7,567	8,156	9,838
Non-controlling interest	1,387	276	54
Total equity	8,954	8,432	9,892
Total liabilities and equity	14,208	13,913	15,334

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 30, 2009	By:	/s/ CARLO FERRO

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer